WillScot Corporation

901 S. Bond Street, Suite 600

Baltimore, Maryland 21213

December 28, 2017

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WillScot Corporation
Registration Statement on Form S-3
Filed December 21, 2017
File No. 333-222210

Dear Ms. Long:

WillScot Corporation (the “Registrant”) hereby withdraws its previously submitted request for acceleration of the effectiveness of the above referenced Registration Statement so that it may become effective at 4:00 p.m. EST on Friday, December 29, 2017, or as soon as thereafter practicable. The Registrant anticipates that it will submit a new request for acceleration of the effectiveness of such Registration Statement shortly.

Very truly yours,

/s/ Bradley L. Bacon
Bradley L. Bacon

cc:           Winston & Strawn LLP